Exhibit 99.1

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

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NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of OneConnect Financial Technology Co., Ltd. (the “Company”) will be held at 13F, Block A, Platinum Towers, No. 1 Tairan 7th Rd, Futian District, Shenzhen on Monday, May 29, 2023 at 2:30 p.m. (Shenzhen time) for the following purposes:

1.	To receive and adopt the audited consolidated financial statements and the reports of the directors of the Company (the “Directors”) and auditor for the year ended December 31, 2022.

2.	(i)	To re-elect Ms. Rong Chen as an executive Director.

(ii)	To re-elect Ms. Sin Yin Tan as a non-executive Director.

(iii)	To re-elect Ms. Xin Fu as a non-executive Director.

(iv)	To re-elect Mr. Wenwei Dou as a non-executive Director.

(v)	To re-elect Mr. Min Zhu as a non-executive Director.

(vi)	To re-elect Dr. Yaolin Zhang as an independent non-executive Director.

(vii)	To re-elect Mr. Tianruo Pu as an independent non-executive Director.

(viii)	To authorize the board (the “Board”) of Directors to fix the remuneration of the Directors.

3.	To re-appoint PricewaterhouseCoopers as auditor and to authorize the Board to fix its remuneration.

4.	To consider and if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of US$0.00001 each in the share capital of the Company (the “Shares”) or securities convertible into Shares, or options, warrants or similar rights to subscribe for Shares or convertible securities of our Company (other than issuance of options, warrants or similar rights to subscribe for additional Shares or securities convertible into Shares for cash consideration), and to make or grant offers, agreements and options (including warrants, bonds and debentures conferring any rights to subscribe for or otherwise receive Shares) which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall authorize the Directors during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures conferring any rights to subscribe for or otherwise receive Shares) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) the grant or exercise of any options or the vesting of share units granted to be granted under any option scheme, restricted shares scheme or similar arrangements for the time being adopted by our Company in general meeting providing for the right to subscribe for or acquire Shares, including under the Stock Incentive Plan (as amended from time to time); (iii) any scrip dividend or similar arrangement providing for the allotment and issue of shares of our Company in lieu of the whole or part of a dividend on shares of our Company in accordance with the articles of association of our Company; and; (iv) a specific authority granted by our Shareholders in general meeting in an amount not exceeding 20% of the total number of issued shares of our Company as at the date of the passing of this resolution; and for the purposes of this paragraph;

(d)	for the purpose of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law of the Cayman Islands to be held; or

(iii)	the date on which such mandate is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares of our Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for shares of our Company, open for a period fixed by the Directors to holders of shares of our Company whose names appear on the register of members of our Company on a fixed record date in proportion to their then holdings of such shares of our Company (subject to such exclusions or other arrangements as the directors” may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to our Company.”

5.	To consider and if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase the Shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange on which Shares may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or those of any other recognized stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution above shall be in addition to any other authorization given to the Directors and shall authorize the Directors on behalf of the Company during the Relevant Period (as hereinafter defined) to procure the Company to repurchase its shares at a price determined by the Directors;

(c)	the aggregate number of shares of the Company in issue, which may be repurchased by the Company pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the aggregate number of shares of the Company in issue as at the date of the passing of this resolution, and the said approval shall be limited accordingly; and

(d)	for the purpose of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law of the Cayman Islands to be held; or

(iii)	the date on which such mandate is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

6.	To consider and if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT conditional upon resolutions numbered 4 and 5 above being passed, the unconditional general mandate granted to the Directors to allot, issue and deal with additional shares and to make or grant offers, agreements, and options which might require the exercise of such powers pursuant to resolution numbered 4 above be and is hereby extended by the additional thereto of an amount representing the aggregate number of Shares repurchased by the Company under the authority granted pursuant to resolution numbered 5 above, provided that such amount shall not exceed 10% of the aggregate number of shares of the Company in issue as at the date of passing the resolution.”

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Friday, April 28, 2023, Hong Kong time, as the record date (the “Share Record Date”). Holders of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof. In order to be eligible to attend the AGM, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Friday, April 28, 2023, Hong Kong time; and with respect to Shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Maples Fund Services (Cayman) Limited, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on Thursday, April 27, 2023, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong).

Holders of record of American depositary shares (the “ADSs”) as of the close of business on Friday, April 28, 2023, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs (the “Depositary”).

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date (Hong Kong time) may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date (New York time) will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at www.ocft.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 2:30 p.m., Hong Kong time, on Saturday, May 27, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York Time, on Monday, May 22, 2023 to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

By Order of the Board of OneConnect Financial Technology Co., Ltd.

/s/ Chongfeng Shen
Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, April 25, 2023